Exhibit 99.6

NICE Announces Interactions London 2016

Customer Service and Contact Centre Professionals Share Best Practices and Experiences to
Harness the Power of Knowing

PARAMUS, New Jersey, May 20, 2016 – NICE Systems (NASDAQ: NICE) today announced that Interactions London 2016 will take place on 9th June. More than 300 customer service and contact centre professionals will converge, to share best practice and together harness the ‘Power of Knowing’.

The packed agenda for Interactions London 2016 boasts keynotes from industry leaders, in-depth panel debates, the latest roadmap and vision from NICE and four specialist break-out tracks — all focusing on the customer experience, operational efficiency and compliance challenges facing organisations today and how to solve them:

•	Transforming the Voice of the Customer and Customer Experience - Learn how organisations capture the customer journey across all touch-points and channels. Find out how companies are leveraging real-time, actionable Voice of the Customer (VoC) insight to align their operations to drive business success.

•	Driving Employee Engagement and Performance - Discover new ways to use workforce management to improve skills with intraday automation, forecasting/scheduling precision, and collaboration; and how to communicate individual goals and data with transparency, target coaching for specific behaviours and track overall coaching effectiveness.

•	Automating and Improving Operations in Real-Time - Learn how process complexity can be streamlined for greater operational efficiency and explore the latest innovations in Robotic Automation and Real-Time Authentication.

•	Driving Service Excellence with Analytics - Find out how speech and desktop analytics are being used to identify and target the right coaching, and learn how to align Quality Monitoring programs with business objectives.

Each track will incorporate insightful presentations from many NICE customers such as Direct Line, Hermes, Orange Poland, Ageas Retail Intermediary, Helpline and TalkTalk, including one organisation that is now saving 68,000 man-hours annually through the use of speech analytics. There will also be a Technology Showcase where delegates will have the opportunity to watch live demonstrations from NICE experts.

John O’Hara, President NICE EMEA:
“We are proud to have so many customers eager to join us at Interactions in London, sharing their insights on how they are working with NICE to deliver exceptional customer experiences, strengthening employee engagement, enhancing compliance adherence and making their front and back-office operations as efficient and effective as possible.”

NICE is also excited to announce two keynote speakers for Interactions 2016 in London:

•	Ruby Wax OBE, is one of the most recognisable and popular performers on British television. Her live shows play to sell out audiences and keynotes on leadership and communication in business are highly acclaimed.
•	Ian Walsh is Global Leader of the Retail Banking Segment at The Boston Consulting Group. He will share his insights on hybrid customer journeys and discuss omni-channel customer behaviour throughout Europe.

NICE Interactions London 2016 takes place 9th June at The May Fair Hotel. For more information and to register click here. To keep up to date with the latest news regarding Interactions London 2016, follow NICE on Twitter @NICE_Systems and via the hashtag #nicei2016London.

About NICE Systems
NICE Systems is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.